Exhibit 21.1

List of Subsidiaries

Name	Percentage Owned
Sichuan Apollo Solar Science & Technology Co., Ltd.	100	% (Owned by Apollo Solar Energy, Inc.)
Sichuan Xinlong Telurium Industry & Technique Co., Ltd.	100	% (Owned by Sichuan Apollo Solar Science & Technology Co., Ltd)
Sichuan Shimian Dadu River Mining & Metallurgy Co., Ltd.	100	% (Owned by Sichuan Xinlong Telurium Industry & Technique Co., Ltd)